Exhibit 12

Anheuser-Busch Companies, Inc. and Subsidiaries

Consolidated Ratio of Earnings to Fixed Charges

The following table sets forth the company’s ratio of earnings to fixed charges, on a consolidated basis for the periods indicated (in millions):

	First Quarter Ended March 31,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Earnings
Consolidated pretax income	$634.8	$596.2	$2,422.7	$2,276.9	$2,057.4	$2,812.1	$2,643.9
Dividends received from equity investees	--	--	413.3	247.0	210.1	179.0	169.2
Net interest capitalized	2.1	3.5	10.7	10.8	8.3	7.7	3.3
Fixed charges	140.7	130.3	530.3	498.5	502.3	471.1	442.6
Adjusted earnings	$777.6	$730.0	$3,377.0	$3,033.2	$2,778.1	$3,469.9	$3,259.0

Fixed Charges
Interest expense	$129.1	$119.9	$484.4	$451.3	$454.5	$426.9	$401.5
Interest portion of rent expense 1/	10.0	9.0	40.3	41.9	42.5	38.9	36.3
Amortization of deferred debt issuance costs	1.6	1.4	5.6	5.3	5.3	5.3	4.8
Total fixed charges	$140.7	$130.3	$530.3	$498.5	$502.3	$471.1	$442.6
Ratio	5.5X	5.6X	6.4X	6.1X	5.5X	7.4X	7.4X

1/           The interest portion of rent expense is calculated as one-third of total rents paid.